Filed Pursuant to Rule 424(b)(3)

File No. 333-133225

TRANSAMERICA ADVISORS LIFE INSURANCE COMPANY

SUPPLEMENT DATED AUGUST 24, 2018

TO THE

PROSPECTUS DATED MAY 1, 2006

FOR THE

RATEMAXSM MODIFIED GUARANTANTEED ANNUITY CONTRACT

This Supplement updates certain information contained in the RateMaxSM modified guaranteed annuity contract (the “Contract”). Capitalized terms used in this Supplement have the same meaning as provided in the Prospectus.

Changes to the Market Value Adjustment (“MVA”) applied under the Contract

Effective on or about November 30, 2018 (the “Effective Date”), we are amending your Contract by eliminating any downward MVA that may be applied to your Subaccount Value. To do this, we must issue an endorsement to your annuity contract (the “MVA Endorsement”).

More specifically, the MVA Endorsement amends your Contract by eliminating any downward MVA that might be applied after the Effective Date to withdrawals or transfers of Subaccount Value before the end of a Guarantee Period. This change ensures that, if you withdraw or transfer amounts from a Subaccount before the end of its Guarantee Period, or if the annuity date precedes the end of a Guarantee Period, we will not impose an MVA that would reduce your Subaccount Value before the deduction of any applicable Contract charges. We will, however, continue to apply any positive MVA that would increase your Subaccount Value.

In applying the MVA formula, each amount allocated to a different Guarantee Period or allocated at a different time will be considered separately.

As a result of the issuance of the MVA Endorsement, as of the Effective Date, the market value adjusted interests under the Contract will no longer be securities registered under the Securities Act of 1933. No other changes are being made to your Contract. All other terms and conditions remain unchanged.

The following examples reflect the operation of the MVA after the Effective Date:

Example #1—Downward MVA

Assume that you purchased a Contract for $10,000, and you decide to invest in a ten year initial Guarantee Period with a 3% guarantee. Assume that your investment in the Guarantee Period has increased to $10,609 after 2 years, and assume and you are no longer assessed withdrawal charges. Assume now that you decide to surrender your Contract. To determine the MVA, assume that the current interest rate offered for the eight year Initial Guarantee Period under the Contract at the time of surrender is 4%.

Before the Effective Date, the MVA would equal the following:

MVA = $10,609 * [((1 + .03) / (1 + .04)) ^ 8) -1] = - $789.13

This downward MVA reduces the amount you would receive to $9,819.87 ($10,609 - $789.13). After the Effective Date, however, we will no longer apply a downward MVA and you would receive an amount equal to $10,609.

Example #2—Positive MVA

Assume that the $10,000 was invested in a ten year initial Guarantee Period with a 4% guarantee. Assume that your investment in the Guarantee Period has increased to $10,816 after 2 years, and assume and you are no longer assessed withdrawal charges. Assume now that you decide to surrender your Contract. To determine the MVA, assume that the current interest rate offered for the eight year Initial Guarantee Period under the Contract at the time of surrender is 3%.

Both before and after the Effective Date, the MVA would equal the following:

MVA = $10,816 * [((1 + .04) / (1 + .03)) ^ 8) -1] = $869.19

The positive MVA increases the amount you would receive to $11,685.19 ($10,816 + $869.19).

Example #3—Two Guarantee Periods

Assume that $10,000 was invested in a 3 year Guarantee Period and $5,000 was invested in a 5 year Guarantee Period. Assume that both deposits are withdrawn after 2 years. The MVA calculations will be performed independently.

Assume that the $10,000 invested in a 3 year initial Guarantee Period with a 3% guarantee has grown to $10,609 after 2 years. And assume that the current interest rate offered on a 1 year Initial Guarantee period is 4%.

Before the Effective Date, the MVA would equal the following:

MVA = $10,609 * [((1 + .03) / (1 + .04)) ^ 1) -1] = - $102.01

This downward MVA reduces the amount you would receive to $10,506.99 ($10,609 - $102.01).

After the Effective Date, however, we will no longer apply a downward MVA and you would receive an amount equal to $10,609.

Assume that the $5,000 invested in a 5 year Guarantee Period with a 5% guarantee has grown to $5,512.50 after 2 years. And assume that the current interest rate offered on a 3 year Initial Guarantee Period is 4%.

The MVA calculated would equal the following:

MVA = $5,512.50 * [((1 + .05) / (1 + .04)) ^ 3) -1] = $160.55

The positive MVA increases the amount you would receive to $5,673.05 ($5,512.50 + $160.55) before and after the effective date.

Before the Effective Date, the total amount you would receive is $16,180.04 ($10,506.99 + $5,673.05). After the Effective Date, the total amount you would receive is $16,282.05 ($10,609 + $5,673.05).

Please read this Supplement carefully and retain it for future reference.